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Exhibit 99.1

Edison Mission Energy
Homer City—Funds Flow from Operations
Twelve Months Ended June 30, 2003
(In Millions) (Unaudited)

	EME Homer City Generation L.P.	Edison Mission Finance Co.	Mission Energy Westside, Inc.	Chestnut Ridge Energy Co.	Homer City Property Holdings	Edison Mission Holdings Co.	Reclassification Adjustments (Note 1)	Edison Mission Holdings Co.	Sale Leaseback Adjustments (Note 2)	Homer City Facilities
	(SEC Reporting Basis)					(Parent)		(Consolidated)
Project Revenues
Electric revenues	$474	$—	$—	$—	$—	$—	$—	$474	$—	$474
Loss from price risk management	(4)	—	—	—	—	—	—	(4)	—	(4)

Total operating revenues	470	—	—	—	—	—	—	470	—	470

Project Operating Expenses
Fuel	176	—	—	—	—	—	—	176	—	176
Plant operations	83	—	—	—	—	—	—	83	101	184
Depreciation and amortization	62	—	—	—	—	—	—	62	(47)	15
Administrative and general	3	—	—	—	—	—	(3)	—	—	—

Total operating expenses	324	—	—	—	—	—	(3)	321	54	375

Project Revenues less Operating Expenses	146	—	—	—	—	—	3	149	(54)	95

Project Other Income (Expense)
Interest and other income	2	—	—	—	—	—	—	2	—	2
Intercompany interest income (expense)	(46)	46	—	—	—	—	—	—	—	—
Interest expense	(117)	—	—	—	—	—	—	(117)	116	(1)

Total other income (expense)	(161)	46	—	—	—	—	—	(115)	116	1

Income (Loss) before Income Taxes and Cumulative Effect	(15)	46	—	—	—	—	3	34	62	96
Income Taxes	(5)	18	—	—	—	—	1	14	27	41

Income (Loss) before Cumulative Effect	(10)	28	—	—	—	—	2	20	35	55

Cumulative effect of change in accounting, net of tax	(1)	—	—	—	—	—	1	—	—	—

Net Income (Loss)	$(11)	$28	$—	$—	$—	$—	$3	$20	$35	$55

Funds Flow from Operations
Income (loss) before Income Taxes and Cumulative Effect	$(15)	$46	$—	$—	$—	$—	$3	$34	$62	$96
Add (deduct):
Depreciation and amortization	62	—	—	—	—	—	—	62	(47)	15

Funds Flow from Operations	$47	$46	$—	$—	$—	$—	$3	$96	$15	$111

Note 1	Includes: (a) reclassification adjustment related to presentation of operations expenses with no impact on income before taxes, (b) push down of parent G&A for SEC reporting, (c) reclassification of cumulative effect of change in accounting for purposes of Funds Flow from Operations.
Note 2	Consolidation adjustment required to report the Homer City Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by EME Homer City Generation L.P.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Homer City Facilities is not a legal entity and accordingly, the above financial information for the Homer City Facilities has not been prepared in accordance with generally accepted accounting standards.

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Exhibit 99.1